

May 1, 2015

David Flaxman, President
Gvura Corp.
Ul. Prof. Tsani Kalianjiev 14, ap 1
Varna, Bulgaria, 9000

> **Re: Gvura Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 30, 2015**
> **File No. 333-201711**

Dear Mr. Flaxman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2015 letter.

Dilution, page 15

1. We reviewed the revisions to your disclosure in response to comment 3. It appears that you properly computed the pro forma net tangible book value per common share after the offering. However, it appears that your computation of the increase in net book value per common share attributable to new investors, the dilution to new investors and dilution as a percentage of the offering price are not properly calculated. Please revise or advise.

2. Please revise the amounts of the capital contribution by purchasers of the shares in the offering to represent the total cash consideration of such persons. Please also revise the percentages of the capital contribution by purchasers of shares and by the existing stockholder accordingly.

Item 17. Undertakings, page 50

3. We note your response to comment 8. Please further revise your disclosure to include the undertaking required by Item 512(a)(ii) of Regulation S-K.

Signature Page, page 52

4. We reviewed the revisions made in response to comment 9. It appears that you omitted the introductory paragraph to the second signature block. Please revise to conform to the signature page of Form S-1.

You may contact William H. Thompson, Accounting Branch Chief, at 202.551.3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202.551.3621 or Liz Walsh, Staff Attorney, at 202.551.3696 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara L. Ransom
Assistant Director